January 6, 2006

David Marshall, Chief Executive Officer
Santa Monica Media Corporation
9229 Sunset Boulevard, Suite 505
Los Angles, CA 90069

      Re: Santa Monica Media Corporation
              Amendment No. 1 to Registration Statement on
              Form S-1
              Filed December 6, 2005
              File No. 333-128384

Dear Mr. Marshall,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1. We note that you intend to seek listing on the American Stock Exchange. Please advise us of the standard and criteria you seek listing under and clarify the basis upon which you believe you meet the applicable listing standard.

Prospectus Summary, page 2

2. We note that existing shares are placed in escrow and that consent of the underwriters will allow such shares to be released before the agreed upon date. In

the appropriate section, please revise to fully discuss this aspect of the escrow arrangement. Is there a time period when such consent is restricted or can the shares be released from escrow immediately after any business combination so long as the underwriters consent to such release? Additionally, please revise the appropriate section to discuss the risk associated with the possibility that a substantial quantity of shares could be released at an accelerated date from escrow or advise why such risk is not material.

Risk Factors, page 9

3. We note your response to prior comment eight of our letter dated September 28, 2005. You disclose in risk factor 5 that your chairman and executive officers are personally liable to cover "certain expenses" such as when vendors "refuse to waive" rights to the trust account. Your disclosure on page 30 is not consistent with this risk factor. The page 30 disclosure is not qualified by using the term "certain." Please revise to reconcile your disclosure.

4. The additional disclosure in risk factor 10 in response to prior comment 11 appears to be a risk that is distinct from that highlighted in the subheading. Please revise to discuss the additional disclosure as a separate risk factor.

5. We note the additional disclosure in risk factor 25 in response to prior comment 13. In particular, we note that "such expenses are likely to be insignificant compared to the value of management's equity stake." First, please revise to explain your reference to management's "equity stake." Second, please revise to explain how you are able to ascertain the value of such stake.

Management's Discussion and Analysis, page 23

6. We note your response to prior comment 23. You reference the "litany of projected expenses" as the basis for the statement that you "do not believe [you] will need to raise additional funds following this offering in order to meet the expenses required for operating [your] business." We still do not understand how you are able to reach the noted belief since your disclosure appears to include the cost associated acquiring and operating a target business since the sentence that follows references the use of a private placement or debt arrangement that would take place simultaneously. Please revise to substantiate the noted belief.

Proposed Business, page 25

7. We note your response to prior comment 24. Please revise to reflect the supplemental response in the prospectus.

8. We note your response to prior comment 28. Please revise to clarify if your existing security holders or advisory board members are able to receive compensation from parties other than you.

Principal Stockholders, page 30

9. We note your response to prior comment 38. Please advise how your warrant purchase arrangement is consistent with the Division of Market Regulation's letter to Key Hospitality (October 12, 2005).

10. Please revise to clarify if the warrant purchases by the Shemano Group will be subject to the same timing restrictions as those by Santa Monica Capital Partners.

Exhibit 4.4, Form of Unit Purchase Option

11. We note your response to prior comment 51 and the revised unit purchase option agreement. We note that the exercise price of the purchase option is shown as $7.50 in the filed agreement, compared to $9.60 as disclosed in the registration statement. In addition, we note that while the number of units specified in parentheses in the first sentence of Section 1 was corrected, the stated number of units still reflects the incorrect number (Fifteen Million Six Hundred Thousand). Please file an amended agreement that is consistent with all of the terms of the purchase option disclosed in the registration statement

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Carlton Tartar (202) 551-3387 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386.

Sincerely,

John Reynolds
Assistant Director

Cc: David Ficksman
        Fax # 310-201-4746